Exhibit 4.1

Summary of terms of employment for Mike Henry – Chief Executive Officer, BHP

1.	Term

Mr Henry is employed under a single employment agreement with the BHP Group with no fixed term. The contract is applicable with effect from the date of Mr Henry’s appointment as Chief Executive Officer (CEO) on 1 January 2020. Mr Henry’s performance and remuneration will be reviewed at the end of each financial year.

The Group retains the right to terminate the contract by giving 12 months’ notice or by making payment in lieu of notice of 12 months’ base salary plus the relevant contribution to a superannuation or pension scheme. Mr Henry is also entitled to any accrued entitlements such as earned but untaken leave. Mr Henry has a right to terminate the contract by giving 12 months’ notice.

2.	Fixed Salary and Retirement Benefits

Mr Henry is paid a base salary which is reviewed annually, and any increase to his base salary is disclosed annually in the Remuneration Report (which is a section in BHP’s fiscal year Annual Report). Effective 1 September 2025, Mr. Henry’s base salary is US$1,970,000 per annum. He is entitled to an additional sum equal to 10 per cent of base salary which he may pay into a superannuation or pension scheme, defer receipt of until retirement under the retirement savings plan, or take as a cash payment in lieu of retirement benefits.

Where Mr Henry elects to allocate the retirement contribution to a superannuation or pension scheme, or the retirement savings plan, the rules of the relevant plans will apply.

3.	Benefits

Mr Henry receives additional benefits including the cost of private health, life and disability insurance, car parking, fringe benefits tax and the preparation of multi-jurisdictional taxation returns.

4.	Incentive arrangements

Mr Henry is eligible to participate in incentive arrangements offered by BHP from time to time. Initially, Mr Henry will participate in the Cash and Deferred Plan (CDP) and the Long Term Incentive Plan (LTIP). The CDP and LTIP operate under the Equity and Cash Incentive Plan Rules, which were adopted on 25 September 2023, and are filed as an exhibit to the BHP Group annual report on Form 20-F for the year ended 30 June 2025.

CDP

Under the rules of the CDP, Mr Henry is entitled to incentive awards calculated by reference to his base salary. For performance at the target level, which requires Mr Henry to meet the rigorous performance hurdles set by the Board, including delivery of the budget, Mr Henry would receive a cash bonus worth 80 per cent of base salary. For performance at the maximum level, Mr Henry would receive a cash bonus of 120 per cent of base salary. Two tranches of CDP deferred rights will be awarded to Mr Henry, each to the equivalent value of the actual cash bonus received. The total CDP target award therefore is 240% of base salary, and 360% of base salary at maximum. These two tranches of deferred rights will vest in two years and five years, respectively.

The grant of deferred rights will be subject to the approval of shareholders where required by applicable listing rules.

LTIP

Long-term incentives are issued under the terms of the LTIP. The number of LTIP performance rights allocated will be, on a face value basis, a maximum of 200 per cent of Mr Henry’s base salary, and based on the 12-month average share price and exchange rate up to and including the 30 June preceding the date of grant. LTIP performance rights are subject to service and performance conditions, which are measured five years after the effective date of the grant. Performance conditions are not subject to re-testing.

The performance condition requires BHP’s total shareholder return (TSR) over a five-year performance period to be measured against the TSR of a sector peer group (67 per cent of awards) and the TSR of a global company index (33 per cent of awards). No LTIP performance rights vest if BHP’s TSR is below the 50th percentile of the relevant comparator group TSR, and in this case, the LTIP performance rights will be forfeited. 25 per cent of LTIP performance rights vest if BHP’s TSR is at the 50th percentile of the relevant comparator group TSR. For all LTIP performance rights to vest, BHP’s TSR must be at or above the 80th percentile TSR of the relevant comparator group. For performance between the 50th percentile of the relevant comparator group TSR and the 80th percentile TSR of the relevant comparator group, vesting occurs on a sliding scale from 25 per cent to 100 per cent of LTIP performance rights.

The grant of LTIP performance rights will be subject to the approval of shareholders where required by applicable listing rules.

Both the LTIP and CDP deferred rights (5 year) are underpinned by a holistic review of BHP’s performance on safety, sustainability (including climate change), financial, corporate governance and conduct at the end of the five-year vesting periods. The rules and terms of the CDP and LTIP awards provide the People and Remuneration Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that performance and service conditions have been met.

Dividends

A dividend equivalent payment (DEP) is provided on vested CDP deferred rights and vested LTIP performance rights. No payment is made in respect of unvested or lapsed CDP deferred rights and LTIP performance rights. DEPs are paid in the form of shares or cash.

Entitlements on termination

The rules of the CDP and LTIP provide that where employment is terminated by the resignation of the executive, or by the Group for cause, Mr Henry is not entitled to any cash incentive for the year in question and all unvested CDP deferred rights or LTIP performance rights will lapse.

If Mr Henry retires or his employment terminates by mutual agreement:

•	he may, at the People and Remuneration Committee’s discretion, be considered for a prorata incentive under the CDP for the period of service during that year based on performance;

•	CDP two-year deferred rights would vest in full on the original vesting date;

•	CDP five-year deferred rights would vest on the original vesting date, with the number of deferred rights to vest reduced prorata to reflect the period of service; and

•

he would have a right to retain entitlements to LTIP performance rights, which would vest on the original vesting date, only if, and to the extent, the performance conditions are ultimately met. The number of entitlements Mr Henry would be permitted to retain would be reduced prorata to reflect the period of service.

Special provisions relate to events described as “uncontrollable” such as death and serious injury. In those circumstances, all of the CDP deferred rights and LTIP performance rights that have been awarded, but which have not vested or are not exercisable, vest immediately and/or become immediately exercisable by Mr Henry or his estate.

5.	Minimum shareholding requirement (MSR)

The Board and People and Remuneration Committee has determined that during his term as CEO, Mr Henry will be required to hold BHP securities with a value at least equal to five times one year’s pre-tax (gross) base salary, and this applies for two years post-retirement. The value of the securities for the purposes of this requirement is the market value of the underlying shares. Unvested awards do not qualify.

The CEO is expected to grow his holdings to the MSR from the scheduled vesting of his employee awards over time. The MSR is tested at the time that shares are to be sold. Shares may be sold to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of the employee awards or the underlying shares whether the MSR is satisfied at that time or not.

6.	Leave entitlements

Mr Henry will be entitled to the following leave entitlements:

•	Annual leave – in accordance with applicable Australian law, currently four weeks per annum.

•	Other leave – in accordance with applicable law.

7.	Post-employment restraints

Mr Henry will be subject to non-competition and non-solicitation restraints that operate for 12 months after the cessation of his employment.